# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APx Acquisition Corp. I, CIK 0001868573
CUSIP: G0440J109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 714 Westview Avenue, Nashville, Tennessee (TN), 37205
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950170-25-002874
Filed by CIK 0001390777

## Reporting persons
- The Bank of New York Mellon Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 218,703; shared voting power 0; sole dispositive power 218,703; shared dispositive power 0; aggregate amount beneficially owned 218,703 (4.5% of the class)

## Item 1. Issuer
Name of issuer: APx Acquisition Corp. I
Address of issuer's principal executive offices: 714 Westview Avenue, Nashville, TN 37205

## Item 2. Person Filing
Name of person filing: The Bank of New York Mellon Corporation
Address of principal business office or, if none, residence:
240 Greenwich Street
New York, NY 10286
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 218,703
Percent of class: 4.5
Sole power to vote or to direct the vote: 218,703
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 218,703
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Bank of New York Mellon Corporation: /s/ Emily Portney, Emily Portney/Senior Executive Vice President and Globalk Head of Asset Servicing (02/11/2025)